N E W S R E L E A S E

September 29, 2016

Nevsun Advancing Pre-Feasibility Study with Major Drilling Program at Timok

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) is pleased to provide an update on the Company's Timok copper-gold project (“Timok Project”) in Serbia.   Since closing the acquisition of the Timok Project this past June, Nevsun has been rapidly ramping up the Upper Zone pre-feasibility study ("PFS") work.  In addition, the Company, with its joint venture partner, Freeport-McMoRan, has commenced a 67,000 metre drilling program on the Lower Zone deposit to further define the deep porphyry potential.

Highlights

  Six drills on the Upper Zone targeting 50,000 metres of drilling
  PFS targeted to be completed in September 2017
  Exploration decline targeted to start later in Q4 2017
  US$35 to US$40 million budgeted for Upper Zone work through 2017
  Four drills on the Lower Zone targeting 67,000 metres of drilling over next 18-22 months
  US$20 million estimated for Lower Zone program

Cliff Davis, President and CEO of Nevsun stated, “A significant benefit to the Company has, and will be, the availability of local, skilled Serbian staff and contractors due to a rich mining history in country.  Our Serbian team will be supplemented by Nevsun’s proven development expertise and specialist consultants.  Nevsun looks forwards to mining in Serbia for decades to come.”

Upper Zone Project Update

The PFS-related activities are moving forward quickly with a targeted completion date of September 2017.  Subject to successful submissions and approvals in-country, an exploration decline to access the Upper Zone, could begin in Q4 2017. Commencing this decline as early as possible is important to fast tracking a Feasibility Study (“FS”) while ensuring timely receipt of overall mining permit approvals.  The Company estimates expenditures of US$35 to US$40 million for all Upper Zone related activities to the end of 2017 prior to commencement of the FS.  Nevsun owns 100% of the Upper Zone. Upon completion and delivery of a FS on any part of the Timok Project, Nevsun will own 46% of the Lower Zone and Freeport-McMoRan will own 54% of the Lower Zone.

Upper Zone PFS Program Details

  Six drills operating with approximately 5,000 metres of drilling completed since July 1, 2016
  30,000 metre mineral resource drilling program, due for completion Q2 2017, designed to upgrade the existing mineral resource and improve our understanding of the deposit
  20,000 metre drill program, due for completion Q2 2017, for technical work, including:
    Geotechnical studies for underground mine design
    Tailings management facility investigations including condemnation drilling
    Hydrology and metallurgical studies
  Mine ore access and haulage logistics internal studies recently finished
  Mining method trade-off studies will be complete by Q1 2017
  Tailing management storage facility design and location studies will be complete by Q2 2017
  Best practice environmental monitoring program enhanced to facilitate future permitting
  Further metallurgical test work to better define previously successful flotation studies and to identify possible upside processing routes
  Hydrologic drilling and pump test programs commencing Q4 2016 to improve understanding water inflow and management

  Land acquisition and resettlement program advancing in parallel with defining the Upper Zone mine development and infrastructure footprint
  Numerous other studies are being undertaken as appropriate to complete a PFS to Serbian and International standards

Lower Zone Project Update

  Targeting 67,000 metres drilling over the next 18-22 months to further define higher grade areas and further expand its mineralization
  Work budget is estimated at US$20 million
  Two drills operating with approximately 3,500 metres of drilling completed since July 1, 2016
  Two additional drills mobilized on site and due to commence drilling in coming weeks
  Freeport-McMoRan continues to work with Nevsun to design and execute this program

Mr. Peter Manojlovic P.Geo., Nevsun’s VP Exploration, is a Qualified Person as defined by NI 43-101.
Mr. Manojlovic has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet, no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, ”hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) Upper Zone Deposit preliminary economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and other risks are more fully described in the Company’s Management Information Circulars dated May 18, 2016 with respect to the proposed arrangement between Reservoir Minerals Inc. and Nevsun, and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com